Exhibit 6.8

CONSULTING AGREEMENT

This CONSULTING AGREEMENT is made between Virtuoso Surgical, Inc. ("Virtuoso") and Dr. Robert Webster, III effective September 1, 2017.

WHEREAS, Virtuoso is in the business of developing endoscopic surgical tools using technologies developed at Johns Hopkins University, Vanderbilt University, and elsewhere, by Dr. Webster and others; and

WHEREAS, Virtuoso desires to consult with Dr. Webster regarding the development of endoscopic surgical tools, or other surgical tools; and

WHEREAS, Dr. Webster is willing to provide engineering consultation services to Virtuoso on mutually agreeable terms;

THEREFORE, the parties agree:

1.	Dr. Webster will provide personal engineering consulting services to Virtuoso as may be mutually desirable;

2.	The parties anticipate that Dr. Webster's services will require approximately twenty percent of his working effort;

3.	Dr. Webster will be paid at the NIH base rate of $187,000/year, multiplied by his expected effort, payable over the academic year;

4.	For 2017, Dr. Webster will be paid $3,462.96 per month, starting September 1, 2017;

5.	For 2018, Dr. Webster shall be paid $3,462.96 per month during the academic year until the NIH cap is fulfilled;

6.	Dr. Webster will provide a statement of effort for reporting to the NIH at least quarterly;

7.	Any works of authorship or invention, or any other protectable form of intellectual property, that Dr. Webster may develop as part of his work for Virtuoso shall be and remain the property of Virtuoso to the fullest extent permissible by law.

/s/ Robert Webster, III
Dr. Robert Webster, III	VIRTUOSO SURGICAL, INC.

	By:	/s/ C. Mark Pickrell
C. Mark Pickrell
	Its:	Chief Administrative Officer